Exhibit A

Sonny's Barb-B-Q Information for Question 4

[see attached]





News & Updates

Sonny's Converts Orlando Location to Catering Facility
Dec 18, 2006

Mark Chediak | Sentinel Staff Writer

Two months ago, Sonny's Real Pit Bar-B-Q closed its restaurant on South Semoran Boulevard in Orlando. The building, however, remains very much an important part of the Maitland-based barbecue chain.

Sonny's has turned the former restaurant into a catering facility, designed to centralize that part of the compa in one spot. Turns out, the increased catering demands placed on Sonny's 10 restaurants in Central Florida wa staff to the point where the company felt a change needed to be made.

Monique Yeager, spokeswoman for Sonny's, said the move "allows the restaurants to focus on guest service."

Customers can still get takeout service at Sonny's Central Florida restaurants, Yeager said.

"We're able to manage [the catering] a lot better coming out of one location," she added.

Sonny's has brought in a catering manager to run the operation and hired a 12-member catering team. The co fleet of seven vans to deliver party plates and pulled pork platters to events across Central Florida.

Additional plans call for the catering facility to be renovated so guests can come in to consult with Sonny's cat sample food offerings. Sonny's would also like to use part of the building as a training facility for employees.

Yeager said the barbecue outfit's catering operation has grown significantly over the past two years. She estin makes up about 5 percent of the company's total revenues.

"Hopefully, it will grow even more," she added.

Overall, Yeager reports Sonny's is "doing well" but declined to offer sales figures. Next year, the company plan new restaurants in Florida including one in Wildwood and one in Melbourne. Three additional restaurants are p Kentucky, the company said.

Further, Sonny's expects to remodel several of its Central Florida locations next year.

Sonny's is the nation's largest barbecue chain with 151 restaurants in nine Southeastern states.

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News & Updates

Sonny's University Location Raises Money for Winter Park High School
Jan 24, 2007

Sonny's Franchise Company announces a fundraiser to benefit Winter Park High School. Sonny's will host Winter Park High School's Family Night, which will take place on the third Tuesday of every month. The fundraiser is set to begin on February 20th and will end in May. The participating restaurant is located at 3390 University Boulevard in Winter Park.

Sonny's will donate 10% of the sales made between 5pm and 9pm back to Winter Park High School on the below designated evenings.

- February 20th
- March 20th
- April 17th
- May 15th

Winter Park High School will use the donated funds from Sonny's for their reading program for struggling high school students. Reading materials, incentives for independent reading, and incentives for regular school attendance are a few of the items needed for the program.

Floyd "Sonny" Tillman founded Sonny's Real Pit Bar-B-Q in 1968 in Gainesville, Florida. Today, Sonny's has more than 145 restaurants with over 6,000 team members in nine southeastern states. To view a menu or to learn more about Sonny's Bar-B-Q, visit www.sonnysbbq.com.

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Exhibit B

Aaron Allen / QMG Information for Question 4

[see attached]



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Founder/CEO

A third generation restaurateur and founder/CEO of Quantified Marketing Group, Aaron Allen is one of the most sought-after restaurant marketing consultants in the world. His firm, which he founded six years ago from his two bedroom apartment is now the nations largest full-service strategic marketing and public relations firm focused exclusively in the restaurant industry. Allen has recently been featured in the Wall Street Journal, Nation's Restaurant News, Restaurants & Institutions, Entrepreneur, Fuel, PR Week, Orlando Business Journal, National Public Radio and has been the highest drawing speaker at several leading national foodservice conferences. Allen is a 2000 Inductee into the International Who's Who of Business Professionals, 2003 chairman of the Florida Restaurant Association's Allied Member Council, a member of Standard & Poors Council of Industry Leaders providing restaurant industry expertise to top money managers on Wall Street and he is a regular guest lecturer at University of Central Florida's Rosen School of Hospitality.

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▸ Aaron Allen

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Home / About Us / Our Evolution

Quantified Marketing Group has come a long way since it was founded on February 12, 2001 by Aaron Allen. Allen began the firm in his 960 sq ft, 2 bedroom apartment in West Palm Beach with only one client – IHOP. Allen's client roster began to grow, and he moved his company to the hospitality industry capital – Orlando, Fla.

Quantified Marketing Group continued to function as a one-person operation offering restaurant marketing consulting services. Over time, Allen received a growing number of requests from clients who wanted him to write the marketing plan, and execute it as well. Allen decided to transform the company into a full-service firm that offers capabilities from conceptualization to execution and measurement.

In September 2003, a public relations division was added to Quantified Marketing Group. The firm's first public relations client was Leila, a Middle Eastern restaurant located in Palm Beach. The public relations department represents the fastest growing of QMG's six divisions.

In July 2004, the company had one public relations staff member and five accounts. Now, the public relations division has more than 30 clients and 12 team members. Overall, QMG has grown from five employees to a full-time staff of over 40.

Quantified Marketing Group moved into its first office – in the Orlando suburb of Heathrow, Fla. - in January, 2005. Experiencing exponential growth, the QMG team doubled the size of its corporate headquarters in July, 2005 and then again a year later.

Today, Quantified Marketing Group works with high-volume independent restaurants, chain restaurants and leading supplier companies in the development and execution of marketing and public relations strategies. The company has evolved from a small organization that offered strategic marketing services to a full-service firm that manages complete outsourced marketing, public relations and strategic brand management responsibilities from conceptualization to execution.

In this section...
▸ Aaron Allen
▸ Why QMG?
▸ FAQ's
▸ Our Evolution
▸ Marketing Philosophy


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Restaurant Marketing | Restaurant Design | Restaurant Interior Design | Aaron Allen

Quantified Marketing Group has been providing restaurant marketing, restaurant public relations, restaurant design consulting, restaurant promotions and restaurant consulting services since 2001, and has grown into the nation's largest full-service restaurant marketing and restaurant public relations firm focused exclusively on the restaurant industry.



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With several new accounts being added each month, Quantified Marketing Group is one of the fastest growing marketing and public relations firm in the nation. The list below is growing daily as we are continually adding new clients.

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91 Wood Fired Oven	Los Alemendros
A Fish Called Avalon	Louise's Soul Food Kitchen
Afterglo	Madres
Agave Azul	Marriott
Arrso Restaurants	Mel's Diner
Baker Bros. American Deli	Miami Subs
Barney's Steakhouse	Monterey Vitners Association
Bella's Italian Cafe	My Friend's Place
Bennigan's	National Assoc. of Catering Executives
Berryhill Cantina	National Restaurant Designers
Big Al's	Nature's Table Café
B.J.'s Restaurants	Neighborhood Marketing Institute
Bloomington Brewing Company	New Family Foundation
Bluworld	Obee's Franchise System
Boathouse	Old Venice Pizza Company
Boston Seafood Show	One World Enterprises
Brickhouse	Opus 39
Brasserie Mon Ami	Park Plaza Gardens
Canyon Grill	Pimento's
Capri Coffee Company	Pizza Express
Carlos'n Charlie's	Pacific Rim
Central Park	PoFolks
Charley's Boat House	POSH Restaurant
CK's	Rey's Restaurant
Classic Cuisine Concepts	PoBoy's
Cohiba Brasserie	Reed Expositions
Colorado Southern	Rivals
Corporacion Mexicana de Restaurantes	River Oaks Restaurant
Diversified Communications	Riverwalk
DL Rogers	R.J. Gator's
Doc's	Romaine's
eBrands Restaurants	Salsaritas
Element Restaurant & Lounge	Sanso Foods
El Shrimp Bucket	Sarasota Convention & Visitors Bureau
El Squid Roe	Satava
Escopazzo	Señor Frog's
Evos	Shorty's Barbeque

Firehouse Subs
Florida Restaurant and Loding Association
Fonda del Claustro
Frankie's Grill & Bar
Franktitude
Fratelli la Bufala
Fruition
Fusion7
Gassey Jacks
Ginger Café
Glazz
Grill n' Out
Grupo Anderson's
Hilo Negro
HipHopSodaShop
HuHot Mongolian BBQ
International House of Pancakes
Island Time Grill
It's All About Me Café
Jillian's
Jreck Subs
Karu&Y
La Carreta
Lea & Perrins
Leila
Let's Eat
Lily's World Café
Smoky Systems
Socca lounge
Sonic
Sonoma Wine Group
Spanish River Grill
Steak in the City
Steiners
Steve's Wood Fired Pizza
Tantra
Texas de Brazil
T.G.I. Friday's
The Diablo Group
The Dock
The Ocean Club
Tiffany's
Tiff's Restaurants
Times Grill
Ultimate Franchise Systems
Up the Creek
Vamonos
Veranda Partners
West Palm Beach Downtown Dev. Authority
Wing's
Zabella
Zhanra's

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Restaurant Marketing | Restaurant Design | Restaurant Interior Design | Aaron Allen

Quantified Marketing Group has been providingrestaurant marketing, restaurant public relations, restaurant design consulting, restaurant promotions and restaurant consultingservices since 2001, and has grown into the nation's largest full-service restaurant marketing and restaurant public relations firm focused exclusively on the restaurant industry.